Exhibit 99.1

DoubleDown Interactive to Donate

$10,000 to the American Cancer Society

SEATTLE WASHINGTON – June 1, 2026 (GLOBE NEWSWIRE) — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, announced today a $10,000 donation to the American Cancer Society (ACS) in support of their mission to spread awareness about health screenings and healthy lifestyles during National Cancer Survivors Month.

DoubleDown Casino, which is played daily by millions of fans worldwide on both desktop and mobile devices, will invite players to engage with and show support for the charitable donation by taking part in a play-to-enter giveaway on June 6, 2026. This event, Strive to Thrive, offers players the chance to express their enthusiasm for the work the American Cancer Society does as well as engage with information about cancer prevention, detection, and survival.

“It is always an honor to be able to support the American Cancer Society for a cause we know is important to many of our players,” said In Keuk Kim, CEO of DoubleDown. “We are proud to be able to make this contribution and help spread awareness during National Cancer Survivors Month.”

“Hope lives in the moments when communities come together to make a difference,” said Jessica Silva, Vice President PNW & Alaska with the American Cancer Society. “We’re thankful to DoubleDown Interactive for helping shine a light on cancer prevention and survivorship during this important month.”

Visit the American Cancer Society website: https://www.cancer.org/

Follow the latest activity on our social media pages:

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Instagram: https://www.instagram.com/doubledowncasino

TikTok: https://www.tiktok.com/@doubledowncasino

YouTube: https://www.youtube.com/@DoubleDownCasino

About DoubleDown

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. The Company’s subsidiary, SuprNation, also operates three real-money iGaming sites in Western Europe while the newly acquired subsidiary, WHOW Games, operates social casino gaming business in Europe, mainly in Germany.

About the American Cancer Society

The American Cancer Society is a leading cancer-fighting organization with a vision to end cancer as we know it, for everyone. For more than 110 years, we have been improving the lives of people with cancer and their families as the only organization combating cancer through advocacy, research, and patient support. We are committed to ensuring everyone has an opportunity to prevent, detect, treat, and survive cancer. To learn more, visit cancer.org or call our 24/7 helpline at 1-800-227-2345. Connect with us on Facebook, X, and Instagram.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations. These statements are often identified by words such as “will,” “expects,” “plans,” “believes,” “anticipates,” or similar expressions. Forward-looking statements are based on management’s current assumptions and are not guarantees of future performance. They are subject to significant business, economic, and regulatory risks and uncertainties that could cause actual results to differ materially from our current expectations. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. The information contained in, or that can be accessed through, our social media pages is not incorporated by reference into, and is not a part of, this press release. We have included our social medial pages in this press release solely for informational purposes.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 408-7545

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni or Christin Armacost

JCIR

+1 (212) 835-8500

DDI@jcir.com